Exhibit 99.1

Sapiens to Host a Conference Call Today
to Discuss Q2 2014 Financial Results

Holon, Israel – August 12, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it will host a conference call to discuss its second quarter financial results, today, August 12th, at 9:30 a.m. Eastern Time (4:30 p.m. Israel Time).

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:

North America toll-free: + 1.888.407.2553; International: +972.3. 918.0644; UK: 0.800.917.5108

The live webcast of the call will also be accessible on Sapiens Website at: http://www.sapiens.com/webcasts-presentations.htm. If you are unavailable to join live, a replay of the call will be accessible until August 18th, 2014, as follows:

North America: +1.888.254.7270; International: +972.3.925.5904

A recorded version of the webcast will also be available via the Company website, for three months at the same location.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact: Yaffa Cohen-Ifrah Vice President Corporate Marketing and Communications Sapiens International Phone: +972-3-790 2026 Email: yaffa.cohen-ifrah@sapiens.com